Exhibit 16.2
February 5, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 5, 2025, of Spruce Power Holding Corporation and are in agreement with the statements contained in paragraph six and seven therein about our Firm. We have no basis to agree or disagree with the statements in paragraphs one through five therein about predecessor auditor Deloitte & Touche LLP.

/s/CohnReznick LLP